FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca plans to invest $50bn in the US

 22 July 2025

AstraZeneca plans to invest $50 billion in America for medicines manufacturing and R&D

Investment will support AstraZeneca's ambition to reach $80 billion revenue by 2030, with 50% generated in the US

Cornerstone of investment is a proposed new multi-billion dollar drug substance manufacturing centre focused on chronic diseases in the Commonwealth of Virginia, the Company's largest single investment in a facility to date

AstraZeneca today announces $50 billion of investment in the United States by 2030, building on America's global leadership in medicines manufacturing and R&D. This investment is expected to create tens of thousands of new, highly skilled direct and indirect jobs across the country powering growth and delivering next generation medicines for patients in America and worldwide.

The cornerstone of this landmark investment is a new multi-billion dollar US manufacturing facility that will produce drug substances for the Company's innovative weight management and metabolic portfolio, including oral GLP-1, baxdrostat, oral PCSK9 and combination small molecule products. The new state-of-the-art centre will produce small molecules, peptides and oligonucleotides. This multi-billion dollar capital investment is in addition to the $3.5 billion announced in November 2024.

The drug substance facility, planned to be in the Commonwealth of Virginia, would be AstraZeneca's largest single manufacturing investment in the world. The facility will leverage AI, automation, and data analytics to optimise production.

The $50 billion investment across our R&D and manufacturing footprint in the US over the next five years also includes:

●     Expansion of our R&D facility in Gaithersburg, Maryland
●     State-of-the-art R&D centre in Kendall Square, Cambridge, Massachusetts
●     Next-generation manufacturing facilities for cell therapy in Rockville, Maryland and Tarzana, California
●     Continuous manufacturing expansion in Mount Vernon, Indiana
●     Specialty manufacturing expansion in Coppell, Texas
●     New sites to supply clinical trials
●     Our growing research and development investment in novel medicines

Collectively, these investments will help deliver AstraZeneca's ambition of reaching $80 billion in Total Revenue by 2030, of which we expect 50% would be generated in the US.

Howard Lutnick, US Secretary of Commerce, said: "For decades Americans have been reliant on foreign supply of key pharmaceutical products. President Trump and our nation's new tariff policies are focused on ending this structural weakness. We are proud that AstraZeneca has made the decision to bring substantial pharmaceutical production to our shores.  This historic investment is bringing tens of thousands of jobs to the US and will ensure medicine sold in our country is produced right here."

Governor Glenn Youngkin, Commonwealth of Virginia, said: "I want to thank AstraZeneca for choosing Virginia as the cornerstone for this transformational investment in the United States. This project will set the standard for the latest technological advancements in pharmaceutical manufacturing, creating hundreds of highly skilled jobs and helping further strengthen the nation's domestic supply chain. Advanced manufacturing is at the heart of Virginia's dynamic economy, so I am thrilled that AstraZeneca, one of the world's leading pharmaceutical companies, plans to make their largest global manufacturing investment here in the Commonwealth."

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "Today's announcement underpins our belief in America's innovation in biopharmaceuticals and our commitment to the millions of patients who need our medicines in America and globally. It will also support our ambition to reach $80 billion in revenue by 2030. I look forward to partnering with Governor Youngkin and his team to work on our largest single manufacturing investment ever. It reflects the Commonwealth of Virginia's desire to create highly skilled jobs in science and technology, and will strengthen the country's domestic supply chain for medicines."

Notes

AstraZeneca in the US
The US is AstraZeneca's largest market and home to 19 R&D, manufacturing and commercial sites.  We employ more than 18,000 people and support 92,000 jobs overall across the United States. In 2024 we contributed $5 billion directly to the economy and created approximately $20 billion worth of overall value for the American economy.

Today the US represents 42% of our Total Revenue with an ambition to reach 50% by 2030. This underscores the critical role the US plays in our ability to deliver on our ambition to launch 20 new medicines by the end of the decade.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 July 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary